As filed with the Securities and Exchange Commission on June 1, 2004.

Registration No. 333-114760

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

POINT THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	04-3216862
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

125 Summer Street

Boston, Massachusetts, 02110

617-933-2130

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael P. Duffy, Esq.

Point Therapeutics, Inc.

125 Summer Street

Boston, Massachusetts 02110

617-933-2130

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Steven A. Wilcox, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of the Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement under the earlier effective registration statement for the same offering.  ☐

If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued June 1, 2004

Point Therapeutics, Inc.

4,150,000 Shares

Common Stock

We have prepared this Prospectus to allow the selling shareholders or their pledgees, donees, transferees or other successors in interest, to sell up to 3,000,000 shares of our common stock which they have acquired in a private placement in the United States (the “Placement”), and up to 1,150,000 shares of our common stock issuable upon the exercise of warrants which are held by certain stockholders named in this Prospectus. We will not receive any proceeds from the sale of these shares.

Before purchasing shares of Point Therapeutics, Inc. common stock you should carefully review the Risk Factors section of this Prospectus which begins on page 2.

The Point Therapeutics, Inc. common stock is listed on the NASDAQ SmallCap Market with the ticker symbol: “POTP.” On May 28, 2004 the closing price of one share of Point Therapeutics, Inc. common stock on the NASDAQ SmallCap Market was $6.25.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                             , 2004

You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with different information. This Prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

In this Prospectus, “Point,” “the Company,” “we,” “us” and “our” refer to Point Therapeutics, Inc. and any of its subsidiaries.

i

THE COMPANY

We are developing small molecule drugs for the treatment of solid tumors, hematologic malignancies, hematopoietic disorders and infectious diseases. Our lead product candidate, PT-100, is an orally-active small molecule which, through a novel mechanism of action, has the potential both to inhibit the growth of malignant tumors and to reconstitute the hematopoietic system.

We believe that PT-100 has a large market opportunity because of its current portfolio of potential applications, including:

•	Cancers: PT-100 could be used in combination with chemotherapeutic agents, monoclonal antibodies, and/or vaccines to treat both solid tumors and hematologic malignancies;

•	Hematopoietic Disorders: PT-100 could be used to treat both neutropenia and anemia; and

•	Infectious Diseases: PT-100 could be used as an adjuvant to enhance the efficacy of certain vaccines.

The strategy of our clinical development program is to develop the full range of commercial applications of PT-100. We are prioritizing the therapeutic indications that we believe will take the shortest amount of time through the clinical development process and thus allow us to enter the market in the fastest manner possible relative to the many other potential therapeutic applications of PT-100. We have initiated a Phase 2 human clinical trial of PT-100 in combination with Taxotere® for the treatment of non-small cell lung cancer (NSCLC). In addition, we plan to initiate in the first half of 2004 Phase 2 clinical studies of PT-100 in combination with cisplatin to treat metastatic melanoma, PT-100 in combination with Rituxan® to treat chronic lymphocytic leukemia (CLL), and PT-100 as a single agent to treat metastatic melanoma. We are currently conducting a Phase 1 clinical study to test the safety and efficacy of PT-100 in combination with Rituxan® in patients with hematologic malignancies, such as non-Hodgkin’s lymphoma, and are also clinically developing PT-100 as a potential therapy for the treatment of hematopoietic disorders. In addition, we from time-to-time evaluate new technology opportunities to broaden our portfolio of potential products, including in-licensing opportunities, collaboration arrangements as well as more expansive corporate relationships, including mergers and acquisitions.

The Company is the successor of a merger between Point Therapeutics, Inc., a privately held Massachusetts corporation (“Point Massachusetts”), and HMSR Inc., a publicly-traded Delaware corporation (“HMSR”). Point Massachusetts was incorporated in September 1996 as a biopharmaceutical company to develop small molecule drugs. HMSR was incorporated in December 1993 as a Delaware corporation, and from 1994 to May 2001 under the name HemaSure Inc., developed and supplied innovative blood filtration technologies. On May 28, 2001, HMSR sold substantially all of its non-cash assets to a subsidiary of Whatman Plc (“Whatman”), a leader in separations technology, and then changed its name from Hemasure Inc. to HMSR Inc. On November 15, 2001, HMSR entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Point Massachusetts. On March 15, 2002, HMSR’s stockholders approved a 1-for-10 reverse split of HMSR’s common stock and a name change from HMSR to Point Therapeutics, Inc. The stockholders of Point Massachusetts also approved on March 15, 2002 the Merger Agreement, at which time Point Massachusetts became a wholly-owned subsidiary of the Company and changed its name to “Point Therapeutics Massachusetts, Inc.” Our business operations after the merger consist solely of the business previously conducted by Point Massachusetts.

Our principal executive office is located at 125 Summer Street, Boston, Massachusetts, and the telephone number is (617) 933-2130. The shares of our common stock, par value $.01 per share, trade on the NASDAQ SmallCap Market under the symbol “POTP”. Point’s website is www.pther.com.

As discussed more fully in Risk Factors section of this Prospectus which begins on page 2, investing in our common stock is risky. You should carefully consider all of these risks in evaluating whether to invest in the Company because if any of the these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline and you could lose all or a part of your investment. Some of the more important risks include: that we have not yet obtained regulatory approval for any of our products and there can be no assurances that we will be able to obtain such approvals in the future; that we have a history of losses and we are dependent on obtaining external funding to finance our operations; that the safety and effectiveness of PT-100 are still being determined; that we have no manufacturing capabilities; and that we expect to continue incurring losses for the foreseeable future. As of March 31, 2004, we had an accumulated deficit of approximately $27.7 million.

RISK FACTORS

Investing in our common stock is risky. You should consider carefully the following information about these risks, together with other information contained or incorporated by reference in this prospectus, before buying shares of our common stock. If any of the following risks were to occur, which are the material risks of the offering, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or a part of your investment.

Risk Factors

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. The following discusses these risks.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop or commercialize PT-100

As of March 31, 2004, we had a cash balance of approximately $24.5 million. We currently anticipate spending between $1.2 and $1.5 million per month to fund our pre-clinical and clinical programs and related general and administrative activities. Our current cash balance is expected to be sufficient into the second half of 2005. Therefore, additional funding of operations will be required by the second half of 2005. It is difficult to estimate at this time the additional funds required to finance our operations as we are currently uncertain about the therapeutic indications that we will continue to clinically develop into later stages, the extent of the clinical program required to successfully develop a selected therapeutic indication, and if any of these programs will eventually be financed through a collaboration with a better funded partner. Also, we do not know whether additional funding will be available when needed, or that, if available, we will be able to obtain funding on satisfactory terms. We have incurred approximately $27.7 million of expenses since inception through March 31, 2004, and expect our capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and preclinical and clinical trial activities. We may raise these funds through corporate partnerships, the sale of securities in both public and private offerings as the markets allow, and merger and acquisition activities and consolidations.

In addition to the progress of our pre-clinical and clinical efforts, our future capital requirements depend on many other factors, including: the cost and timing of regulatory approvals of PT-100, technological advances, the reevaluation of the commercial potential of PT-100 in light of developments in our industry or market, the status of competitive products, the establishment of a sales force and the development of manufacturing capacity. Unexpected events or other factors beyond our control could also impact our capital requirements.

We may be required to relinquish rights to our technologies or PT-100, or grant licenses on terms that are not favorable to us, in order to raise additional funds through alliance, joint venture and licensing arrangements. If adequate funds are not available, we will be required to delay, reduce the scope of or eliminate one or more of our pre-clinical and clinical programs.

Our lead product candidate, PT-100, is in the early stages of human clinical development, and its safety and effectiveness are still being determined.

Our lead product candidate, PT-100, is currently undergoing evaluation in early-stage clinical trials for the treatment of solid tumors and neutropenia. To obtain regulatory approval for the commercial sale of PT-100 for its intended therapeutic applications, we must demonstrate in carefully controlled and well-designed clinical trials that PT-100 is safe and effective in humans for the proposed therapeutic indications. In addition to animal safety studies, we have conducted Phase 1 human clinical safety studies, both in single and multiple doses, which have provided us sufficient safety information to select dose ranges for our Phase 1 human clinical dose finding studies. These Phase 1 dose finding studies have, in turn, provided us safety and effectiveness information to select doses for our Phase 2 human clinical studies which are evaluating safety and effectiveness of PT-100 in larger cohort groups. Although with the completion of each of our human clinical studies we are learning more about the safety profile of PT-100, we cannot yet predict whether subjects in clinical trials will suffer unacceptable health consequences related to PT-100. Our clinical trials may be suspended at any time if the Food and Drug Administration (the “FDA”) or we believe that the participating subjects are exposed to unacceptable health risks. In addition, we cannot yet predict whether PT-100 will be effective treating the therapeutic applications for which the human clinical studies we are conducting have been designed or that physicians or the FDA will consider PT-100 effective for such therapeutic applications. In addition, even if PT-100 is shown to be effective in our clinical trials, we can not predict whether the FDA will determine that the therapeutic benefits of PT-100 outweigh any perceived adverse effects of the drug. If PT-100 is not safe or effective, or is perceived as not being safe or effective by the FDA or physicians, our business, financial condition, results of operations and prospects will be harmed.

Our lead product candidate, PT-100, is in the early stages of human clinical development, and we may not be able to design or implement an effective clinical development plan which will result in timely FDA approval for the selected therapeutic applications.

Our lead product candidate, PT-100, is currently undergoing evaluation in early-stage clinical trials for the treatment of solid tumors and neutropenia. Conducting clinical trials is a lengthy and highly uncertain process. The length of time to complete clinical trials varies according to the type, complexity, novelty and intended use of the product candidate. We may not have designed our clinical trials in a way that results in their fastest completion because of unforeseen safety or effectiveness issues. Our trials may take longer to complete than we anticipate because of a slower than expected rate of eligible patient recruitment in the trials. If our clinical trials take longer than we expect, we may have greater expenses than we project and may have a more difficult time raising additional capital to fund future or even existing capital requirements.

Even if we are able to conduct our clinical trials in a timely manner, other factors related to the conduct of the trials could still adversely affect our chances of obtaining FDA approval. We may not be able to adequately follow or evaluate the subjects of the clinical trials after their treatment to establish a positive therapeutic effect. We may not be able to maintain a database of sufficient integrity to track safety and effectiveness information of treated subjects that would withstand appropriate FDA scrutiny. We, or our chosen vendors, may fail to comply with FDA regulations for good clinical practices.

If we obtain FDA approval for one or more therapeutic indications, we may then elect to perform further clinical studies intended to broaden the labeling indications. If such studies do not support expanding the labeling indications, our ability to promote and market such products will be limited.

If PT-100 is not a successful drug candidate, we may be unable to obtain other potential drug candidates

In addition to our substantial efforts developing PT-100 on a pre-clinical and early-stage clinical basis, we from time to time evaluate new technology opportunities to broaden our portfolio of potential drug candidates, including in-licensing opportunities, collaboration arrangements as well as more expansive corporate relationships, such as mergers and acquisitions. However, we may not be able to consummate a transaction to broaden our portfolio of potential drug candidates on terms satisfactory to us. If PT-100 is not ultimately a successful drug candidate and we cannot obtain other potential drug candidates through one or more strategic transactions, our business, financial condition and results of operations could be materially adversely affected.

We have had a history of losses, and expect to continue to incur losses and may not achieve or maintain profitability

As of March 31, 2003, we had an accumulated deficit of approximately $27.7 million. The extent of our future losses and the timing of profitability are highly uncertain, and we may never achieve profitable operations.

We have not had any products that generated any sales revenue, and we likely will not until PT-100 or any other of our products become commercially available, if ever. We expect to incur losses at least until we begin commercial sales of our first approved product, if any. We expect that our operating expenses will increase and accelerate as our preclinical, clinical and support operations expand, even if we succeed in developing one or more commercial products. Our ability to achieve product revenue and profitability is dependent on our capability, alone or with partners, to successfully complete the development of PT-100, conduct clinical trials, obtain necessary regulatory approvals, and manufacture, distribute, market and sell PT-100. We cannot provide assurance that we will generate product revenues or achieve profitability.

If Tufts University School of Medicine terminates our license, we could experience delays or be unable to complete the development and commercialization of our potential products

We license key technology including the rights to PT-100, our lead product, from Tufts University School of Medicine. The underlying licenses for this technology terminate on the later of the date of the last-to-expire patents, or 15 years from the date of initial commercial sale of the licensed product. Termination of these licenses prior to or upon expiration of the term could force us to delay or discontinue our development and commercialization programs. Pursuant to the terms of the license, Tufts University School of Medicine has the right to terminate the license prior to expiration of the term upon a material breach of the license by us, our ceasing to do business or becoming insolvent, or our failure to sell a licensed product in the U.S. market by May 2009. We have no assurance that we would be able to license substitute technology in the future. Our inability to do so could impair our ability to conduct our business because we may lack the technology, the necessary rights to such technology, or the finances required, in each case, to develop and commercialize our potential products.

If we fail to obtain regulatory approval for PT-100 in a timely manner, our operating results and business may be adversely affected

We must obtain regulatory approval before marketing or selling PT-100 in any major world pharmaceutical market for any therapeutic application for PT-100. Due to risks and uncertainties inherent in clinical testing and the regulatory process, we are not able to estimate when PT-100 may be commercially available for any application, if at all.

In the U.S., we must obtain FDA approval for PT-100 and each indication that we intend to commercialize. The FDA approval process is typically lengthy and expensive, and such approval is never certain and entails a high degree of risk. Products marketed, manufactured or distributed abroad are also subject to foreign government regulation. PT-100 has not received regulatory approval to be commercially marketed and sold for any therapeutic indication. If we fail to obtain regulatory approval, we will be unable to market and sell PT-100. We cannot predict with certainty if or when we might submit PT-100 for regulatory approval for any therapeutic indication. Once we submit PT-100 for review, we cannot assure you that the FDA or other regulatory agencies will grant approvals on a timely basis or at all. If regulatory approval for any therapeutic application for PT-100 is delayed, our business, financial condition or results of operations would be materially adversely affected.

Because we rely on third parties to conduct human clinical studies, we may encounter delays in product development and commercialization.

We have relatively few employees and do not have sufficient internal resources or experience to conduct human clinical trials completely on our own. We must therefore contract with third parties to perform the clinical trials needed for us to submit PT-100 to the FDA for marketing approval.

Although we have increased our internal clinical development capability substantially over the past 18 months, including our ability to supervise, manage and, as necessary replace, outside vendors, we still outsource a substantial amount of the clinical trial development process. Thus, we may lose control over the cost of and time required to conduct these studies. In addition, these third parties might not conduct our clinical trials in accordance with regulatory requirements. Currently, we rely on a small number of contractors for conducting clinical trials of PT-100, although we believe we can replace these contractors, as necessary, on terms acceptable to us. The failure of any contractor to carry out its contractual duties could delay or increase the cost of the successful development and commercialization of PT-100.

We may fail to adequately protect or enforce our intellectual property rights, and our products and processes may infringe the intellectual property rights of others

Protection of our compounds and technology owned or licensed by us is essential to our business. Our policy is to protect our technology by, among other things, filing or causing to be filed on our behalf patent applications for technology relating to the development of our business. We own or have licensed eleven issued U.S. patents and 14 pending U.S. patent applications. These patents and patent applications relate to our anti-tumor, hematopoiesis and vaccine adjuvant technologies. If regulatory extensions are not taken into account, one U.S. patent expires in 2007; two U.S. patents and one application expire in 2011; and the remaining patents and applications expire in 2016 and beyond. We also own or have licensed foreign patents and patent applications corresponding to most of the U.S. patents and patent applications. It is possible that no patents will be issued on our pending patent applications, and it is possible that our patent claims, now or in the future issued, will not be sufficient to protect our products and technology, will not be sufficient to provide protection against competitive products, or otherwise will not be commercially valuable.

Our commercial success will also depend in part on our ability to commercialize PT-100 without infringing on patents or other proprietary rights of others. Any patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. PT-100 may infringe current or future patents or other proprietary rights of others. To date, we have not received any communications from third parties nor are we aware of any claims by third parties that PT-100 or any of our other activities infringe upon the patent or other proprietary rights of any third party. However, we cannot assure you that other companies or individuals have not or will not independently develop substantially equivalent proprietary rights or that other parties have not or will not be issued patents that may prevent the sale of our products or require licensing and the payment of significant fees or royalties in order for us to be able to carry on our business. We have not notified another party that they are infringing any of our proprietary rights.

Litigation or other legal proceedings could result in substantial costs to us and may be necessary to enforce any of our patents or other proprietary rights or to determine the scope and validity or enforceability of other parties’ proprietary rights. The defense and enforcement of patent and intellectual property claims are both costly and time consuming, even if the legal outcome is favorable to us. Any adverse legal outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease manufacturing or selling our future products.

Our employees, consultants and advisors are required to enter into written confidentiality agreements that prohibit the disclosure or use of confidential information. We also have entered into written confidentiality agreements that are intended to protect our confidential information delivered to third parties for research and other purposes. However, these agreements could be breached, and we may not have adequate remedies for any breach, or our trade secrets and proprietary information could otherwise become known or be independently discovered by others. We have not notified any person of a violation of a confidentiality agreement that has materially harmed our business.

If our competitors reach the market sooner or develop products and technologies that are more effective or have reduced side effects, our commercial opportunity will be reduced or eliminated

The pharmaceutical and biotechnology industries are intensely competitive. There are existing products on the market that are used for the treatment of patients with the same indications that we have targeted including, among others, Chiron’s Proleukin®, Bayer’s DTIC-Dome®, Aventis’ Taxotere®, Bristol-Myers Squibb’s Paraplatin® and Platinol AQ®, AstraZeneca’s Iressa®, Amgen Inc.’s Neupogen® and Neulasta® , Corixa’s Bexxar® and IDEC’s Zevalin®. Because PT-100 is still in the early stages of clinical development, we do not have the sales, marketing, manufacturing or distribution capabilities necessary to compete with well-established companies. If PT-100 is approved by the FDA for one or more therapeutic applications, we may enter into collaboration agreements with one or more established companies in order to compete in the marketplace. There can be no assurances that we would be able to successfully enter into any such collaborations with third parties or that any such collaborations would be entered into on terms satisfactory to us.

There are also many public and private pharmaceutical companies, biotechnology companies, public and private universities, governmental agencies and research organizations actively engaged in drug discovery and research and development of products for the treatment of patients with the same indications that we have targeted. Many of these organizations have financial, technical, regulatory, patenting, manufacturing and marketing resources that are far greater than ours. If a competitor were to successfully develop or acquire rights to a similar or more effective treatment of patients with the same indications targeted by us or one that has reduced side effects or offers significantly lower costs of treatment, or were to successfully enter the market in advance of us with a similar or superior therapy, our business, financial condition or results of operations could be materially adversely affected.

We cannot provide assurances that research and development by others will not render our technology or PT-100 obsolete or non-competitive or result in treatments superior to any therapy or drug developed by us, or that any drug or therapy developed by us will be preferred to any existing or newly developed technologies.

Our manufacturing strategy presents a number of risks

We do not currently have our own manufacturing facilities. We expect in the future to depend on outside contractors for the manufacture of PT-100. Completion of our clinical trials and the commercialization of PT-100 will require access to, or development of, manufacturing capabilities. We have entered into short-term arrangements with third parties with respect to the manufacture of the quantities necessary for pre-clinical and early-stage clinical development. As we approach later-stage clinical development and commercialization of a product candidate, however, our intention is to enter into longer-term arrangements with multiple manufacturing sources. We may not be able to enter into additional third-party manufacturing arrangements on acceptable terms, if at all. An outside contractor may give greater priority to other products or for other reasons may fail to manufacture or deliver the required supply of PT-100 in a cost-effective or timely manner. Our current and future manufacturers are and will be subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies for compliance with strictly enforced good manufacturing practice regulations and similar state and foreign standards, and we do not have control over our third-party manufacturers’ compliance with these regulations and standards.

Any of these factors could in the future delay clinical trials or commercialization of PT-100, interfere with sales, entail higher costs or result in us being unable to effectively sell our products. To the extent that we are reliant on a sole source of supply of a drug, any interruption in that supply could delay us in effectively developing, testing and commercializing the drug.

Our ability to generate revenues will be diminished if PT-100 is not accepted in the marketplace, if we fail to obtain acceptable prices or if adequate reimbursement is not available for PT-100 from third-party payors

There are competing products to PT-100 already in the market for the treatment of each therapeutic indication we are currently pursuing in clinical trials. Even if approved for sale and distribution for one or more therapeutic indications, PT-100 might not achieve market acceptance for such indications or remain on the market. PT-100 may be rejected by the marketplace due to many factors, including cost and the perceived risks versus the benefits of PT-100. Physicians, patients, payors or the medical community in general may be unwilling to accept, prescribe, utilize, recommend or reimburse for PT-100 for such indications.

Our ability to commercialize our drugs may be limited due to the continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means. For example, in many markets outside the U.S., the pricing and profitability of prescription pharmaceuticals are subject to government control. In the U.S., we expect that there will continue to be federal and state proposals to implement additional government control. For example, the recently enacted Medicare Prescription Drug, Improvement, and Modernization Act of 2003 provides a new Medicare prescription drug benefit beginning in 2006 and mandates other reforms. Although we cannot predict the full effects on our business of the implementation of this new legislation, it is possible that the new benefit will result in decreased reimbursement for prescription drugs which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to market PT-100 and generate revenues.

Also, increasing emphasis on managed care in the U.S. and the possibility of government regulation of prescription drug prices will likely continue to put additional pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we might otherwise achieve for PT-100 in the future. Further, cost control initiatives could adversely affect our ability to commercialize PT-100 and our ability to realize profits and revenues from this commercialization.

Our ability to commercialize pharmaceutical products, alone or with distributors or others, may depend in part on the extent to which reimbursement for the products will be available from:

•	government and health administration authorities;

•	private health insurers; and

•	other third-party payors.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Third-party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payors increasingly are attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new drugs and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. Third-party insurance coverage may not be available to patients for any products we discover and develop, alone or with our strategic alliance partners. If government and other third-party payors do not provide adequate coverage and reimbursement levels for PT-100, the market acceptance of these products may be reduced.

We use hazardous chemicals and radioactive and biological materials in our business; any disputes relating to improper use, handling, storage or disposal of these materials could be time consuming and costly

Our pre-clinical and clinical operations involve the use of certain hazardous materials, including certain chemicals and radioactive and biological materials. The hazardous materials used most frequently by us in our operations include sodium chromate containing chromium-51 (51 Cr), nucleotides containing phosphorus-32 (32 P) and phenol. Our operations also produce hazardous waste products. We are subject to the risk of accidental contamination or discharge or any resultant injury from these materials and we do not maintain liability insurance for contamination or injury resulting from the use of these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to damages, fines and penalties in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials, and our liability could exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our business. To date, our compliance costs with respect to environmental laws and regulations have been minimal.

We may be sued for product or operational liability

We may be held liable if any of our products or operations cause injury or death or are found otherwise unsuitable during product testing, manufacturing, marketing or sale. We currently maintain a $2 million general liability policy and a $5 million annual aggregate product liability insurance policy related to our clinical trials consistent with industry standards which we believe is adequate to insure us against such potential losses. When necessary for our products, we intend to obtain additional product liability insurance. Insurance coverage may be prohibitively expensive, may not fully cover our potential liabilities or may not be available in the future. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products. If we are sued for any injury caused by our products, the litigation could consume substantial time and attention of our management and our liability could exceed our total assets.

If we lose key personnel or are unable to attract or retain additional personnel, we may be unable to develop PT-100 or achieve commercialization objectives

We are highly dependent on Donald R. Kiepert, Jr., our Chairman, President and Chief Executive Officer, Richard N. Small, our Senior Vice President, Chief Financial Officer and Treasurer, Michael P. Duffy, our Senior Vice President, General Counsel and Secretary, Barry Jones, our Senior Vice President for Research, Margaret J. Uprichard, our Senior Vice President of Clinical and Regulatory Affairs, as well as other key members of our management and scientific staff. To date, we have not maintained key-man liability insurance to protect against the loss of any of these personnel, with the exception of Mr. Kiepert, for whom we maintain a key-man liability insurance policy. The loss of any of these personnel may have a disruptive effect on our operations until they are replaced, and may have a material adverse effect on our product development and commercialization efforts if we are not able to attract qualified replacements.

Our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. In particular, our pre-clinical and clinical operations depend on our ability to attract and retain highly skilled scientists and clinical development and regulatory affairs personnel. In addition, we will need to hire additional personnel and develop additional collaborations as we continue to expand our pre-clinical and clinical operations. To date, we have been able to attract and retain key personnel when needed. We are not aware of any key employee who plans to retire or terminate his or her employment with us in the near future. Despite our ability in the past in attracting and retaining key personnel, we cannot provide assurances that we will be able to continue to attract, retain or motivate personnel or develop or maintain such outside relationships in the future.

We have contingent liabilities relating to our historical discontinued operations that could give rise to liability risks in the future

Prior to the sale of substantially all of our non-cash assets to Whatman in May of 2001, we were engaged in the business of developing and supplying blood filtration devices. Although Whatman contractually assumed and agreed to indemnify us and hold us harmless from and against most liabilities and obligations arising out of the conduct of our blood filtration business, we retained certain known and unknown risks that were not contractually assumed by Whatman including without limitation, (i) any of our liabilities under any benefit plan, (ii) tax liabilities incurred which relate to periods prior to the closing of the Whatman transaction, (iii) accounts payable arising prior to the closing of the Whatman transaction, (iv) any of our liabilities which were owed to our security holders in their capacity as such, and (v) our liabilities which were owed to Gambro Inc. or Sepracor, Inc. arising or resulting from their respective contractual relationships with us. If for any reason Whatman is not able to satisfy any of the assumed liabilities, such outcome could have a material and adverse effect on our financial condition. Accordingly, there can be no assurances that claims arising out of our historical business and operations would not be asserted against us in the future and, if asserted, there can be no assurances that we would prevail.

If we are unable to maintain compliance with NASDAQ listing requirements, our stock could be delisted

As of April 2, 2004, our common stock began trading on the NASDAQ SmallCap market. Previously, our common stock was traded on the OTC Bulletin Board. There can be no assurances, however, that we will be able to maintain compliance with NASDAQ’s present listing standards, or that NASDAQ will not implement additional listing standards with which we are unable to comply. Failure to maintain compliance with NASDAQ listing requirements could result in the delisting of our shares from trading on the NASDAQ system, which could have a material adverse effect on the trading price, volume and marketability of our common stock.

Our stock price could be volatile and our trading volume may fluctuate substantially

The price of our common stock has been and may in the future continue to be extremely volatile, with the sale price fluctuating from a low of $0.51 to a high of $6.90 in the two-year period ended May 26, 2004. Factors such as the announcements of results from our clinical trials, technological innovations or new products of our competitors, governmental regulation, health care legislation, developments in patent or other proprietary rights of us or our competitors, including litigation, fluctuations in operating results and market conditions for health care and life sciences stocks in general could have a significant impact on the future price of our common stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which may be unrelated to the operating performance of particular companies. For the three-month period ended May 26, 2004, the daily trading volume for shares of our common stock ranged from 5,825 to 637,693 shares traded per day, and the average daily trading volume during such three-month period was only 51,702 shares traded per day. Accordingly, our investors who wish to dispose of their shares of common stock on any given trading day may not be able to do so or may be able to dispose of only a portion of their shares of common stock.

The subsequent sale of a substantial number of shares of our common stock could cause our stock price to decline and cause our stockholders to experience substantial dilution

In total, certain entities and individuals hold existing warrants to purchase up to 4,220,058 shares of our common stock at an average exercise price of $3.62, which includes the 1,150,000 warrants issued in the Placement. On a fully-diluted basis, the 4,220,058 shares of common stock represents 16.6 percent of the fully-diluted ownership of the Company. In addition, certain entities and individuals hold existing options to purchase 3,031,989 shares of our common stock at an average exercise price of $3.37. The exercise and subsequent sale of a substantial amount of these warrants and options could adversely affect the market price of our common stock. To the extent we raise additional capital by issuing equity securities, all stockholders may experience substantial dilution.

FORWARD-LOOKING STATEMENTS

This Item and other Items in this Prospectus contain “forward-looking” information as that term is defined in the Private Securities Litigation Reform act of 1995 or by the SEC in its rules, regulations and releases. This information includes statements on the prospects for our drug development activities and results of operations based on our current expectations, such as statements regarding certain milestones with respect to our technologies and product candidates. All statements, other than statements of historical facts, included in this report regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

The net proceeds from the disposition of the shares covered hereby will be received by the selling stockholders or their transferees. We will not receive any of the proceeds from the sale of the common stock offered by this Prospectus.

SELLING STOCKHOLDERS

We have prepared this Prospectus to allow the selling stockholders or their pledgees, donees, transferees or other successors in interest, to sell up to 3,000,000 shares of our common stock which they have acquired in the Placement, and up to 1,150,000 shares of our common stock issuable upon the exercise of warrants which are held by certain stockholders named below.

All of the common stock offered by this Prospectus is being offered by the selling stockholders for their own accounts. We will receive no proceeds from the sale of these shares by the selling stockholders.

2004 Private Placement

In March of 2004, we completed a brokered private placement of 3,000,000 shares of common stock and up to 1,150,000 shares of common stock issuable upon the exercise of underlying warrants. We raised a net amount of approximately $12,100,000, less additional expenses of $140,000 for registration of the shares, in the Placement.

Each investor in the Placement executed a Securities Purchase Agreement, a form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and represented to us that they were accredited investors purchasing the shares for their own account. Investors participating in the Placement received registration rights with respect to the shares issued, and this Prospectus is part of the Registration Statement filed in satisfaction of our obligations.

We have paid to RBC Capital Markets Corporation and Paramount BioCapital, Inc. (collectively, the “Placement Agents”) placement fees of $649,500 and $500,000 respectively, and issued warrants to purchase 150,000 and 100,000 shares of our common stock, respectively (the “Placement Warrants”) at a price per share of $6.25. The Placement Warrants are exercisable at any time on or after September 27, 2004 and on or before September 27, 2009.

The following table sets forth information with respect to our common stock known to us to be beneficially owned by the selling shareholders as of April 16, 2004, including shares obtainable under warrants, and being offered under this Prospectus. To our knowledge, except as otherwise disclosed herein, each of the selling stockholders has sole voting and investment power over the common stock listed in the table below. Except as otherwise disclosed herein, no selling stockholder, to our knowledge, has had a material relationship with us during the three years immediately preceding the consummation of the Placement, other than as an owner of our common stock or other securities.

	Beneficial Ownership of Common Stock Prior to the Offering(1)		Common Stock to Be Sold Pursuant to This Prospectus	Beneficial Ownership of Common Stock After the Offering(1)
Name of Selling Stockholder	Number of Shares	Percent of Class		Number of Shares	Percent of Class
Deutsche Bank AG, London Branch (2)	1,300,000	7.04%	1,300,000	—	*
Mark Berg (3)	938,533	5.13	162,500	776,033	4.24%
J. Jay Lobel (4)	930,000	5.03	130,000	800,000	4.33
S.A.C. Healthco Fund, LLC (5)	610,000	3.33	585,000	25,000	*
Perceptive Life Sciences Master Fund, Ltd. (6)	390,000	2.14	390,000	—	*
JMG Capital Partners, L.P. (7)	227,500	1.25	227,500	—	*
JMG Triton Offshore Fund, Ltd. (8)	227,500	1.25	227,500	—	*
RBC Capital Markets Corporation (9)	150,000	*	150,000	—	*
OXA Trade-Finance, Inc. (10)	117,000	*	117,000	—	*
Smithfield Fiduciary LLC (11)	111,944	*	111,944	—	*
Paramount BioCapital, Inc. (12)	100,000	*	100,000	—	*
Bristol Investment Fund, Ltd. (13)	83,056	*	83,056	—	*
Pogue World Fund, Ltd. (14)	78,000	*	78,000	—	*
Crescent International Ltd (15)	78,000	*	78,000	—	*
Franklin M. Berger (16)	71,500	*	71,500	—	*
Delta Opportunity Fund, Ltd (17)	65,000	*	65,000	—	*
Albert Fried, Jr. (18)	49,920	*	49,920	—	*
TREELINE Investment Partners, L.P. (19)	45,500	*	45,500	—	*
Keys Foundation (20)	34,944	*	34,944	—	*
Shea Ventures, LLC (21)	24,960	*	24,960	—	*
David M. Steinberg (22)	24,700	*	24,700	—	*
Charles D. Kleinow (23)	19,500	*	19,500	—	*
Mai N. Pogue & Gerald A. Pogue, Jt. Ten (24)	13,000	*	13,000	—	*
Pam Investments Ltd. (25)	13,000	*	13,000	—	*
Charhram Pahlavi (26)	13,000	*	13,000	—	*
Martin P. Sutter (27)	13,000	*	13,000	—	*
Brino Investments Ltd. (28)	7,488	*	7,488	—	*
Tisu Investments Ltd. (29)	7,488	*	7,488	—	*
Susan K. Rho (30)	6,500	*	6,500	—	*

TOTAL	5,751,033	31.67%	4,150,000	1,601,033	8.82%

(1)	Assumes that all of the shares held by the selling stockholders and being offered under this Prospectus are sold, and that the selling stockholders acquire no additional shares of common stock before the completion of this offering. However, as the selling stockholders can offer all, some or none of their common stock, no definitive estimate can be given as to the number of shares that the selling stockholders will ultimately offer or sell under this Prospectus.
(2)	Shares beneficially owed by Deutsche Bank AG, London Branch include warrants to purchase up to 300,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.

(3)	Shares beneficially owed by Mark Berg include 116,533 shares of common stock owned by Mark Berg Sep. IRA, 223,000 shares and warrants to purchase 111,500 shares owned by Mark Berg IRA and 450,000 shares and warrants to purchase 37,500 warrants owned by M.S.B. Research, of which Mr. Berg is the sole stockholder.
(4)	Shares beneficially owed by J. Jay Lobel include 500,000 shares of common stock and warrants to purchase 30,000 held by the Rosenwald Family Trust, for which Mr. Lobell serves as the trustee, 100,000 shares owned directly by Mr. Lobell, 250,000 shares issuable to the Rosenwald Family Trust upon the exercise of common stock warrants and 50,000 shares issuable to Mr. Lobell upon the exercise of common stock warrants.
(5)	Shares beneficially owed by S.A.C. Healthco Fund, LLC include warrants to purchase up to 135,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009. The information with respect to the common stock beneficially owned by S.A.C. Healthco Fund, LLC, is as of April 20, 2004.
(6)	Shares beneficially owed by Perceptive Life Sciences Master Fund, Ltd. include warrants to purchase up to 90,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(7)	Shares beneficially owed by JMG Capital Partners, L.P. include warrants to purchase up to 52,500 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(8)	Shares beneficially owed by JMG Triton Offshore Fund, Ltd. include warrants to purchase up to 52,500 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(9)	Shares beneficially owed by RBC Capital Markets Corporation consists solely of warrants to purchase up to 150,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(10)	Shares beneficially owed by OXA Trade Finance, Inc. include warrants to purchase up to 27,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(11)	Shares beneficially owed by Smithfield Fiduciary LLC include warrants to purchase up to 25,833 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield.
(12)	Shares beneficially owed by Paramount BioCapital, Inc. consists solely of warrants to purchase up to 100,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(13)	Shares beneficially owed by Bristol Investment Fund, Ltd. include warrants to purchase up to 19,167 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(14)	Shares beneficially owed by Pogue World Fund, Ltd. include warrants to purchase up to 18,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(15)	Shares beneficially owed by Crescent International include warrants to purchase up to 18,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009. Mel Craw and Maxi Brezzi, in their capacity as managers of GreenLight (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares.
(16)	Shares beneficially owed by Franklin M. Berger include warrants to purchase up to 16,500 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.

(17)	Shares beneficially owed by Delta Opportunity Fund, Ltd. include warrants to purchase up to 15,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(18)	Shares beneficially owed by Albert Fried, Jr. include warrants to purchase up to 11,520 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(19)	Shares beneficially owed by TREELINE Investment Partners, L.P. include warrants to purchase up to 10,500 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(20)	Shares beneficially owed by Keys Foundation include warrants to purchase up to 8,064 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(21)	Shares beneficially owed by Shea Ventures LLC include warrants to purchase up to 5,760 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(22)	Shares beneficially owed by David M. Steinberg include warrants to purchase up to 5,700 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(23)	Shares beneficially owed by Charles D. Kleinow include warrants to purchase up to 4,500 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(24)	Shares beneficially owed by Mai N. Pogue & Gerald A. Pogue, Jt. Ten include warrants to purchase up to 3,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(25)	Shares beneficially owed by Pam Investments Ltd. include warrants to purchase up to 3,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(26)	Shares beneficially owed by Charhram Pahlavi include warrants to purchase up to 3,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(27)	Shares beneficially owed by Martin P. Sutter include warrants to purchase up to 3,000 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(28)	Shares beneficially owed by Brino Investment Ltd. include warrants to purchase up to 1,728 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(29)	Shares beneficially owed by Tisu Investment Ltd. include warrants to purchase up to 1,728 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(30)	Shares beneficially owed by Susan K. Rho include warrants to purchase up to 1,500 shares of our common stock which may be exercised in whole or in part at any time on or after September 27, 2004 and on or before September 27, 2009.
(31)	As of April 13, 2004, there were 18,158,143 shares of our common stock outstanding.
(*)	Less than one percent.

PLAN OF DISTRIBUTION

We previously issued shares and warrants representing 4,150,000 shares of our common stock to the selling stockholders in the Placement. This Prospectus relates to the offer and sale of common stock held by the selling stockholders. We are registering the common stock to fulfill our obligations under various agreements with the selling stockholders. The registration of the common stock does not necessarily mean that any of the shares of common stock will be offered or sold by the selling stockholders under this Prospectus.

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the SEC;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this Prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus.

Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this Prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers.

If a selling stockholder uses this Prospectus for any sale of the common stock, it will be subject to the Prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this Registration Statement.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the selling stockholders use this Prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

For the purpose of this offering, Ropes & Gray LLP, Boston, Massachusetts, is giving its opinion on the validity of the shares.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this Prospectus and elsewhere in the Registration Statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the shares of common stock we are offering to sell. This Prospectus, which constitutes part of the Registration Statement, does not include all of the information contained in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make reference in this Prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents will be publicly available free of charge on our website at www.pther.com as soon as reasonably practicable after filing such documents with the SEC.

You can read the Registration Statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference room at 450 Fifth Street, N.W., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference in this Prospectus the following documents already filed by us with the SEC:

•	Our Annual Report on Form 10-K/A (File No. 000-23776) for the year ended December 31, 2003 filed with the SEC on April 29, 2004, including any subsequent amendments filed for the purpose of updating such Annual Report;

•	Our Current Reports on Form 8-K filed with the SEC on May 24, 2004, May 5, 2004, April 29, 2004, April 2, 2004, April 1, 2004, March 30, 2004, March 25, 2004, March 17, 2004 and March 9, 2004;

•	The description of our common stock contained in our registration statements on Forms 8-A filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such descriptions; and

•	All of our filings pursuant to the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and prior to its effectiveness.

Any statement made in a document incorporated by reference or deemed incorporated herein by reference is deemed to be modified or superseded for purposes of this Prospectus if a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated or deemed incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering.

Statements made in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Point Therapeutics, Inc.

125 Summer Street, Suite 1840

Boston, MA 02110

Attention: Investor Relations

617-933-2130

In addition, copies of these filings are also available, without charge, on our Internet website at www.pther.com as soon as reasonably practicable after they are filed electronically with the SEC.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

Point Therapeutics, Inc.

4,150,000 Shares

Common Stock

PROSPECTUS

The date of this Prospectus is                 , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF DISTRIBUTION

SEC registration fee	$3,313
Accounting fees and expenses*	$20,000
Legal fees and expenses*	$80,000
Blue Sky Fees and Expenses*	$20,000
Transfer Agent Fees and Expenses*	$2,000
Printing Expenses*	$15,000
Miscellaneous*	$2,000

Total Expenses	$142,313

*	Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “General Corporation Law”), provides, among other things, that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. In addition, the statutes of Delaware contain provisions to the general effect that any director shall in the performance of his duties be fully protected in relying in good faith upon the books of account or records of the corporation or statements prepared by any official of the corporation.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation provides that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of their fiduciary duty as directors. In addition, our certificate of incorporation provides that we may fully indemnify any person who was or is a party, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

All of our directors and officers are covered by insurance policies maintained by us against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

ITEM 16. EXHIBITS

Number	Title Of Exhibit
4.1	Specimen Common Stock Certificate (1)
4.2	Form of Securities Purchase Agreement, dated as of March 24, 2004. (2)
4.3	Form of Registration Rights Agreement, dated as of March 24, 2004. (2)
4.4	Form of Warrant. (2)
5.1	Opinion of Ropes & Gray LLP.*
23.1	Consent of Ropes & Gray LLP (to be included in the opinion filed as Exhibit 5.1).
23.2	Consent of Ernst & Young.**
24.1	Power of Attorney*

*	Previously filed.
**	Filed herewith.

(1)	Incorporated by reference to our Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2002.
(2)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on April 1, 2004.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be, included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 1st day of June, 2004.

POINT THERAPEUTICS, INC.

By:	/s/ DONALD R. KIEPERT, JR.
Name: Donald R. Kiepert, Jr. Title: President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Donald R. Kiepert, Jr., Richard N. Small and Michael P. Duffy, and each of them singly, his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent Registration Statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ DONALD R. KIEPERT, JR. Donald R. Kiepert, Jr.		President, Chief Executive Officer and Director (Principal Executive Officer)	June 1, 2004

/s/ RICHARD N. SMALL Richard N. Small		Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	June 1, 2004

* Timothy J. Barberich		Director	June 1, 2004

* Thomas M. Claflin		Director	June 1, 2004

* Larry G. Pickering		Director	June 1, 2004

* Daniel T. Roble		Director	June 1, 2004

* William J. Whelan, Jr.		Director	June 1, 2004

* by	/s/ DONALD R. KIEPERT, JR. Donald R. Kiepert, Jr.	Attorney-in-Fact

EXHIBIT INDEX

Number	Title Of Exhibit
4.1	Specimen Common Stock Certificate (1)
4.2	Form of Securities Purchase Agreement, dated as of March 24, 2004. (2)
4.3	Form of Registration Rights Agreement, dated as of March 24, 2004. (2)
4.4	Form of Warrant. (2)
5.1	Opinion of Ropes & Gray LLP.*
23.1	Consent of Ropes & Gray LLP (to be included in the opinion filed as Exhibit 5.1).
23.2	Consent of Ernst & Young.**
24.1	Power of Attorney*

*	Previously filed.
**	Filed herewith.

(1)	Incorporated by reference to our Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2002.
(2)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on April 1, 2004.